February 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

Re:	Artius II Acquisition Inc.
Registration Statement on Form S-1, as amended
File No.: 333-283020

Dear Mr. Demarest, Ms. Monick, Ms. De Lorenzo and Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Artius II Acquisition Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No.: 333-283020) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on February 12, 2025, or as soon as practicable thereafter. The Company hereby authorizes David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Gottlieb at +44 20 7614 2230 and that such effectiveness also be confirmed in writing.

Very truly yours,

Artius II Acquisition Inc.

By:	/s/ Boon Sim
	Name:	Boon Sim
	Title:	Chief Executive Officer

cc:	David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP